OxySure® Systems, Inc.

January 15, 2010

Mr. Martin James
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:          OxySure Systems, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 12, 2009
File Number 333-159402

Dear Mr. James,

OxySure Systems, Inc. (the “Company”) has received your letter dated December 30, 2009 in which you informed us that the PCAOB registration of the Black Wing Group, LLC had been revoked and we would have to hire a new audit firm and re-audit our financial statements.  The following document as prepared by the Company describes the general action(s) to be taken by the Company in response to your notification.

The Company intends to hire a new PCAOB registered audit firm to re-audit the financials for the year ended December 31, 2008 and complete an audit of the financials for the year ended December 31, 2009.  Once the Company has completed the re-audit of the financials for the year ended December 31, 2008 and the audit of the financials for the year ended December 31, 2009, the Company will file an amendment to the Registration Statement on Form S-1.

Please advise if you have any further comments.

Sincerely,

/s/ Julian Ross
Chief Executive Officer
OxySure Systems, Inc.